14005038

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE 1/10/14

January 27, 2014

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 1-27-14

Christopher Burke Gaskill
The Western Union Company
christopher.gaskill@westernunion.com

Re: The Western Union Company
Incoming letter dated January 10, 2014

Dear Mr. Gaskill:

This is in response to your letter dated January 10, 2014 concerning the shareholder proposal submitted to Western Union by John Chevedden. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

January 27, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Western Union Company
Incoming letter dated January 10, 2014

The proposal requests that the board undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting.

We are unable to concur in your view that Western Union may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Western Union may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

WESTERN UNION WU
moving money for better

January 10, 2014

Via Electronic Mail
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street N.E.
Washington, DC 20549

Re: The Western Union Company – Shareholder Proposal submitted by John Chevedden

Ladies and Gentlemen:

This letter is submitted by The Western Union Company, a Delaware corporation ("Western Union" or the "Company"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Western Union's intention to exclude from its proxy materials for its 2014 Annual Meeting of Shareholders (the "2014 Annual Meeting" and such materials, the "2014 Proxy Materials") a shareholder proposal (the "Proposal") submitted by John Chevedden (the "Proponent") on December 6, 2013. The Company intends to omit the Proposal from its 2014 Proxy Materials pursuant to Rule 14a-8(i)(3) of the Exchange Act and respectfully requests confirmation that the Staff of the Division of Corporation Finance (the "Staff") will not recommend to the Commission that enforcement action be taken if Western Union excludes the Proposal from its 2014 Proxy Materials for the reasons detailed below.

Western Union intends to file its definitive proxy materials for the 2014 Annual Meeting on or about April 2, 2014. In accordance with *Staff Legal Bulletin 14D* ("SLB 14D"), this letter and its exhibits are being submitted via e-mail. A copy of this letter and its exhibits will also be sent to the Proponent. Pursuant to Rule 14a-8(k) and SLB 14D, the Company requests that the Proponent copy the undersigned on any correspondence that it elects to submit to the Staff in response to this letter.

The Proposal

The Proposal includes the following language:

> "Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with giving shareholders the fullest power to act by written consent in accordance with applicable law. This includes shareholder ability to initiate any topic for written consent consistent with applicable law."

A copy of the Proposal, including its supporting statement, is attached to this letter as Exhibit A.

Basis for Exclusion

We respectfully request that the Staff concur in our view that the Proposal may be excluded pursuant to Rule 14a-8(i)(3) because the essential elements of the Proposal are fundamentally vague and indefinite so as to be inherently misleading.

Analysis

The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(3) Because the Proposal is Impermissibly Vague and Indefinite so as to be Inherently Misleading.

Rule 14a-8(i)(3) provides that a company may exclude a shareholder proposal from its proxy materials if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials. The Staff consistently has taken the position that vague and indefinite shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004). The Staff has further explained that a shareholder proposal can be sufficiently misleading and therefore excludable under Rule 14a-8(i)(3) when the company and its shareholders might interpret the proposal differently such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991).

If a proposal provides a standard or criterion by which a company is supposed to measure its implementation of the proposal, that standard must be clear to both the company and its shareholders. The Staff has consistently found that when such standards or criteria are inconsistent or unclear and the proponent fails to provide adequate guidance as to how such inconsistencies or uncertainties should be resolved, that proposal may be excluded as vague and indefinite. *See, e.g., The Boeing Co.* (Mar. 2, 2011) (concurring with the exclusion of a proposal requesting, among other things, that senior executives relinquish certain "executive pay rights" because the proposal did not sufficiently explain the meaning and scope of the phrase, rendering the proposal vague and indefinite); *International Business Machines Corp.* (February 2, 2005) (concurring in the exclusion of a proposal regarding executive compensation because the identity of the affected executives was uncertain and subject to multiple interpretations); *Peoples Energy Corp.* (November 23, 2004, *recon. denied* December 10, 2004) (concurring in the exclusion of a proposal where the standard of "reckless neglect" was uncertain and subject to multiple interpretations); *Norfolk Southern Corp.* (Feb. 13, 2002) (concurring in the exclusion of a proposal requesting that the board of directors "provide for a shareholder vote and ratification, in all future elections of Directors, candidates with solid background, experience, and records of demonstrated performance in key managerial positions within the transportation industry" as vague and indefinite because it did not provide adequate guidance to resolve potential inconsistencies and ambiguities with respect its criteria). One danger is that, due to the lack of guidance with respect to these uncertainties and inconsistencies, the standards or criteria under the proposal may necessitate an implementation in such a way that the proposal would no longer have the effect that the proposal says it will. *See Jefferies Group, Inc.* (Feb. 11, 2008, *recon. denied* Feb. 25, 2008) (concurring in the exclusion of a proposal where the resolved clause sought an advisory vote on the company's executive compensation policies, yet the supporting statement and the proponent stated that the effect of the proposal would be to provide a vote on the adequacy of the compensation disclosures); *JPMorgan Chase & Co.* (Jan. 31 , 2008) (concurring in the exclusion of a proposal that sought to prohibit restrictions on "the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting" but where the applicable state law did not affirmatively provide any shareholder right to call special meetings, nor did it set any default "standard" for such shareholder-called meetings).

This is particularly problematic when, without providing any guidance to resolve the conflict, one standard in the proposal suggests that its implementation would require only the actions contemplated on the face of the proposal but another standard in the proposal would require additional amendments to the company's governing documents that are not contemplated by the proposal or its supporting materials. *See Deere & Company* (Nov. 4, 2013). In *Deere & Company*, the proposal requested that the board adopt a policy that the chairman of the board be an independent director who had not served as an executive officer of the company. The company's bylaws, however, required that the chairman of the board also serve as chief executive officer, but the proposal did not address this conflict or contemplate that further amendments to the company's governing documents not specifically enumerated by the proposal would be required in order to implement the proposal. The Staff concurred that the proposal could be excluded as vague and indefinite under Rule 14a-8(i)(3). Numerous other applications of this principle have been reviewed and affirmed by the Staff. *See, e.g., USA Technologies, Inc.* (Mar. 27, 2013) (same); *General Electric Co.* (Jan. 6, 2009) (concurring in the exclusion of a proposal seeking a policy that any director receiving "more than 25% in withheld votes... will not serve on any key board committee" because the company's certificate of incorporation would have to be amended because it already imposed a majority voting standard for director elections such that the company' s proxy card did not include a "withhold" option).

Here, the Proposal is fundamentally vague and indefinite in the same way as the proposals described in the precedent above—with respect to the nature and scope of the written consent right requested by the proposal and the standards by which the implementation of the Proposal is to be measured. Specifically, on the one hand the Proposal requests that the Company's board of directors take steps "to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting." On the other hand, the Proposal also states that the Proposal "includes shareholder ability to initiate *any* topic for written consent consistent with applicable law" (emphasis added). In the case of Western Union, the Delaware General Corporation Law (the "DGCL") would be the applicable state law because the Company is a Delaware corporation. Simply put, these two standards are inconsistent.

Implementing a right for shareholders to act through the written consent process, as opposed to solely at a shareholders' meeting, would *not* entitle shareholders to initiate *any* topic that may be permitted under applicable law. Implementing written consent according to the first standard, therefore, would not affect the substantive matters upon which shareholders are and are not entitled to act as provided in the Company's governing documents. In contrast, the second standard contained in the Proposal appears to request the expansion of the Company's shareholders' ability to act by written consent on matters as to which they do not currently have the ability to act at a meeting of shareholders. The implementation of this standard would require additional amendments to the Company's governing documents. Consequently, the Proposal's language is inconsistent with respect to the effect of the Proposal, and neither the Company nor the shareholders voting on the Proposal "would be able to determine with any reasonable certainty exactly what actions or measures" would be required were the Proposal to pass.

For example, under the DGCL, the number of a company's directors is to be set "by, or in the manner provided in, the bylaws" unless the certificate of incorporation provides otherwise. *See* DGCL § 141(b). Therefore, while Delaware law would permit the Company's shareholders to set the number of directors on the board through their power to amend the by-laws, the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") restricts that right by providing that the Company's directors shall have the right to set the number of directors on the board,[1] and this would not change even if the Company implemented a right for shareholders to act by written consent. Thus, even if the Company were to seek and obtain shareholder approval to amend the Certificate of Incorporation to authorize action by written consent, shareholders would not be able to initiate a change in the size of the board by written consent. Would implementation of the Proposal require the Company to take steps to amend the Certificate of Incorporation to provide shareholders with this ability? It is impossible to know as the Proposal is ambiguous on this point.

Likewise, the DGCL provides that certain types of mergers (such as a merger with a single direct or indirect wholly-owned subsidiary) do not require the approval of shareholders unless the company's certificate of incorporation provides otherwise. *See* DGCL § 251(g). The Certificate of Incorporation does not grant shareholders the authority to vote on such mergers, even though applicable law provides that shareholders can be given this power. Again, amending the Certificate of Incorporation to grant shareholders the power to act by written consent would not authorize shareholders to act on such mergers by written consent. If the Proposal passed, would the Company be required to do so? The Proposal leaves this question unresolved.

As a third example, the DGCL provides that "[t]he authorization or consent of stockholders to the mortgage or pledge of a corporation's property and assets shall not be necessary, except to the extent that the certificate of incorporation otherwise provides." *See* DGCL § 272. Again, the Certificate of Incorporation does not grant shareholders the authority to vote on mortgages or pledges of the Company's property and assets, even though applicable law

[1] ARTICLE FIFTH, Section A of the Company's Amended and Restated Certificate of Incorporation provides that the board of directors shall consist of "not be less than one nor more than fifteen directors, the exact number of directors to be determined from time to time by resolution adopted by affirmative vote of a majority of the entire Board of Directors."

provides that shareholders can be given this power. Thus, as with the examples above, it is not clear whether adoption of the Proposal would require amendments to the Company's governing documents to provide shareholders with this right. Furthermore, if such changes were required, the Proposal does not provide Shareholders with any information about what the nature or scope of these amendments.

In each of these examples, the DGCL allows shareholders to have certain powers, but granting shareholders those powers would require amendments to the Company's governing documents, yet similar to the *Deere & Company* proposal, the Proposal does not acknowledge this fact, nor does it contemplate any additional amendments to the Company's governing documents separate from an amendment effectuating the right to act by written consent. The Proposal, therefore, is inherently false and misleading in that it suggests that implementing a right for the Company's shareholders to act through the written consent process would entitle the Company's shareholders to "initiate any topic… consistent with applicable law." This is not the case. Instead, to achieve this purpose, the Certificate of Incorporation or the Company's by-laws would have to be amended to have this effect, which the Proposal does not acknowledge but which would be a fundamental change to the Proposal's meaning and effect. Such amendments would be unrelated to the right of the Company's shareholders to act through written consent—they would be amendments to the substantive areas in which the Company's shareholders can act—and are not expressly requested in the Proposal. As a result, the Proposal is impermissibly vague and misleading. Were the Proposal to be included in the 2014 Proxy Materials, neither the Company nor its shareholders voting on the Proposal would have any reasonable certainty as to the actions or measures upon which they would be voting. Accordingly, the Proposal is excludable under Rule 14a-8(i)(3).

Conclusion

Based on the foregoing, I respectfully request your concurrence that the Proposal may be excluded from Western Union's 2014 Proxy Materials. If you have any questions regarding this request or desire additional information, please contact me at (720)-332-1438.

Very truly yours,

Christopher Burke Gaskill
Counsel and Assistant Secretary
Corporate Governance and Securities

Attachments

cc: John Chevedden

Exhibit A

Proponent's Submission

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Mr. Jack M. Greenberg
Chairman of the Board
The Western Union Company (WU)
12500 E Belford Ave
Englewood, CO 80112
Phone: 720 332-1000
PH: 866-405-5012
Fax: 720-332-4753
Fax: (720) 332-3840

Rule 14a-8 Proposal

Dear Mr. Greenberg,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

John Chevedden

December 6, 2013
Date

cc: David Schlapbach
Corporate Secretary
Darren A. Dragovich <Darren.Dragovich@westernunion.com>
Counsel, Corporate Governance

[WU: Rule 14a-8 Proposal, December 6, 2013]

Proposal 4* – Right to Act by Written Consent

Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to be consistent with giving shareholders the fullest power to act by written consent in accordance with applicable law. This includes shareholder ability to initiate any topic for written consent consistent with applicable law.

Wet Seal (WTSLA) shareholders successfully used written consent to replace certain underperforming directors in 2012. This proposal topic also won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint.

This proposal empowers shareholders by giving them the ability to effect change without being forced to wait until the annual meeting. Shareholders could replace a director using action by written consent. Shareholder action by written consent could save our company the cost of holding a shareholder meeting between annual meetings.

This proposal should also be more favorably evaluated due to our company's clearly improvable corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, was concerned about our executive pay. GMI said Western Union can give long-term incentive pay to our CEO for below-median performance.

In regard to our board of directors 5 directors owned zero stock which is not a good sign. Two of our directors, who were beyond age 70, were potentially over-burdened by director duties at a total of 5 companies each: Jack Greenberg and Linda Fayne Levinson. Plus Ms. Levinson was on our audit and executive pay committees. And Wulf von Schimmelmann had director duties at 4 companies. Four other directors each had director duties at 3 companies.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Right to Act by Written Consent – Proposal 4*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
The stock supporting this proposal is intended to be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***